Exhibit 99.1

UTime Limited Launches Smartwatch with Integrated Blood Pressure Monitoring

SHENZHEN, China, October 28, 2025 – UTime Limited (Nasdaq: WTO), a global technology company engaged in the design and development of mobile devices, today announced the launch of a smartwatch with integrated blood pressure monitoring functionality, further expanding its product portfolio in the health technology sector.

The product utilizes the Oscillo metric method, a market-validated measurement principle, and integrates a micro air pump and high-precision pressure sensor to provide users with a convenient blood pressure monitoring experience. It has obtained China NMPA Class II Medical Device Registration Certificate (Registration Certificate No.: Guangdong Instrument Note No. 20162070928). In addition to its core blood pressure monitoring feature, the watch also provides multi-dimensional health data references, including heart rate, blood oxygen saturation, sleep analysis, and multiple sports mode tracking. The product design balances wearing comfort with daily practicality and includes interactive features such as voice reminders.

Mr. Hengcong Qiu, Chief Executive Officer of UTime Limited, stated, “We focus on integrating practical health monitoring functions with mobile smart devices. The launch of this watch represents our efforts to meet the growing user demand for health management.”

About UTime Limited

Operating under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The company aims to provide cost-effective products and serves a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266